Exhibit 99.2

Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2014 and 2013
(Prepared in Canadian dollars)

June 23, 2014

Independent Auditor’s Report

To the Shareholders of
Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as of March 31, 2014 and March 31, 2013 and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2014 and March 31, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Burcon NutraScience Corporation’s ability to continue as a going concern.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$
Assets
Current assets
Cash and cash equivalents	1,392,467	4,602,520
Short-term investments	-	2,085,746
Amounts receivable (notes 10 and 12)	140,941	34,524
Prepaid expenses	165,390	153,543
	1,698,798	6,876,333

Property and equipment (note 4)	664,115	559,920
Deferred financing costs (note 16)	215,251	-
Deferred development costs (note 5)	1,289,592	1,823,217
Goodwill	1,254,930	1,254,930
	5,122,686	10,514,400
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	572,908	447,884
Deferred revenue	226,763	320,596
	799,671	768,480
Shareholders’ Equity (note 6)
Capital stock	54,005,703	54,005,703
Contributed surplus	6,136,123	5,065,951
Options	8,532,700	9,064,232
Warrants	49,453	49,453
Deficit	(64,400,964)	(58,439,419)
	4,323,015	9,745,920
	5,122,686	10,514,400

Going concern (note 1)

Subsequent event (notes 6 and 16)

Approved by the Board of Directors on June 18, 2014

(signed) J. Douglas Gilpin	Director	(signed) D. Lorne Tyrrell	Director

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$
Revenue
Royalty income (note 2 (a))	94,724	30,309

Expenses
General and administrative (notes 7 and 10)	3,954,026	3,558,693
Research and development (note 8)	2,393,649	2,102,928
	6,347,675	5,661,621

Loss from operations	(6,252,951)	(5,631,312)
Interest and other income (notes 10 and 12)	291,406	85,790
Loss and comprehensive loss for the year	(5,961,545)	(5,545,522)
Basic and diluted loss per share (note 9)	(0.19)	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Changes in Equity
For the years ended March 31, 2014 and 2013

(Prepared in Canadian dollars)

	Number of
	fully paid						Total
	common	Capital	Contributed				shareholders'
	shares	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Loss and comprehensive loss for the year	-	-	-	-	-	(5,545,522)	(5,545,522)
Issued during the year for cash
Public offering	1,437,500	5,750,000	-	-	-	-	5,750,000
Share issue costs (note 10)	-	(756,998)	-	-	-	-	(756,998)
Options exercised	83,354	273,901	-	-	-	-	273,901
Options exercised non-cash	110,765	-	-	-	-	-	-
Agents’ warrants (note 6(a))	-	(49,453)	-	-	49,453	-	-
Transferred from options on exercise of options	-	726,549	-	(726,549)	-	-	-
Stock-based compensation	-	-	-	637,749	-	-	637,749
Unexercised vested options	-	-	1,056,356	(1,056,356)	-	-	-

Balance - March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss and comprehensive loss for the year	-	-	-	-	-	(5,961,545)	(5,961,545)
Stock-based compensation	-	-	-	538,640	-	-	538,640
Unexercised vested options	-	-	1,070,172	(1,070,172)	-	-	-

Balance - March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$

Cash flows from operating activities
Loss for the year	(5,961,545)	(5,545,522)
Items not affecting cash
Amortization of deferred development costs	533,625	400,218
Amortization of property and equipment	150,570	143,364
Amortization of deferred revenue	(93,833)	(27,368)
Stock-based compensation expense	538,640	637,749

	(4,832,543)	(4,391,559)
Changes in non-cash working capital items
Amounts receivable	(106,417)	2,503
Prepaid expenses	(11,847)	(35,552)
Accounts payable and accrued liabilities	(1,414)	(468,768)
Deferred revenue	-	125,308

	(4,952,221)	(4,768,068)

Cash flows from investing activities
Decrease in short-term investments	2,085,746	216,215
Decrease in restricted cash	-	361,600
Acquisition of property and equipment	(254,765)	(83,362)
Development costs deferred	-	(247,697)

	1,830,981	246,756

Cash flows from financing activities
Deferred financing costs	(88,813)	-
Issue of capital stock	-	6,023,901
Share issue costs	-	(756,998)

	(88,813)	5,266,903

(Decrease) increase in cash and cash equivalents	(3,210,053)	745,591

Cash and cash equivalents - Beginning of year	4,602,520	3,856,929

Cash and cash equivalents - End of year	1,392,467	4,602,520

Cash and cash equivalents consist of
Cash	1,392,467	4,602,520
Cash equivalents	-	-

	1,392,467	4,602,520

Supplemental disclosure of non-cash investing and financing activities
Amortization of property and equipment charged to deferred development costs	-	6,566
Warrants issued during the year	-	49,453

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange and the NASDAQ Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at March 31, 2014, the Company had only minimal revenues from its technology, had an accumulated deficit of $64,400,964 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At March 31, 2014, the Company had cash and cash equivalents of $1,392,467. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. The Company will need to raise additional capital to meet its business objectives. On April 2, 2014, the Company completed a rights offering for 1,860,276 common shares at a price of $2.82 per common share for gross proceeds of $5,245,978 (note 16) and net proceeds of approximately $5.0 million. Although the Company expects to receive royalty revenues from its license and production agreement with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. ADM has announced that it intends to expand commercial production of CLARISOY™. However, the timing of the construction of such a full-scale commercial facility has not yet been determined.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein and Peazazz®, a pea protein, and are developing Puratein®, and Supertein™ and Nutratein®, three canola protein isolates.

(1)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of soy products manufactured in the semi- works production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it has completed the construction of a Peazazz® semi-works production facility. The semi- works plant, located in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements (MTAs) with potential partners and customers, and has provided samples produced from the Peazazz® semi-works production facility.

c)	Puratein®, Supertein™ and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein®. In 2008, Puratein® and Supertein™ achieved US self-affirmed GRAS (Generally Recognized As Safe) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein™ in 2010.

(2)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

3	Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC).

The Company has consistently applied the same accounting policies throughout all periods presented. The board of directors approved these financial statements on June 18, 2014.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee , and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at March 31, 2014 are as follows:

	Place of	Interest
Name	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the statements of operations and comprehensive loss.

(3)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies. In December 2012, the Company commenced recognizing the previously deferred initial license fee payments for CLARISOY™ as revenue on a straight-line basis consistent with the period over which deferred development costs (note 5) are being amortized.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statements of operations and comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment are applied is in determining the fair value of stock-based compensation (see note 6 for assumptions used by management), determining whether all criteria for deferring development costs are met, determining the point when amortization of deferred development cost and deferred revenue commences and the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

(4)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit and loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the statements of operations and comprehensive loss within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classifies its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

(5)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statements of operations and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss. Impairment losses on available-for-sale equity instruments are not reversed.

The Company has no derivative instruments.

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Qualifying transaction costs incurred prior to the Company’s year-end in anticipation of an issuance of equity instruments subsequent to the Company’s year-end are deferred on the balance sheet until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

(6)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.

The deferred development costs are amortized on a straight-line basis over their estimated useful lives commencing on the date the technology is available for use.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

(7)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. The Company has recognized the refundable portion of ITCs at the provincial level but has not recognized the benefits of ITCs at the federal level because realization of these benefits is not probable at this time. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 6.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

(8)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statements of operations and comprehensive loss.

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

The Company has adopted IFRS 12, Disclosure of Interests in Other Entities, which outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. This standard did not have a significant impact on the financial statements of the Company.

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the consolidated statements of operations and comprehensive loss, as the Company currently does not have any transactions to recognize within other comprehensive income.

The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

(9)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Accounting standards issued and not yet effective

IFRS 9 - Financial instruments - Classification and Measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments.

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impaired and classification and measurement requirements.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

IAS 32 - Financial Instruments: Presentation

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. IAS 32 is effective for years beginning or after January 1, 2014.

IFRIC 21 - Levies

IFRIC 21 provides guidance on when an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

The Company does not expect any material impact from the adoption of these standards.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

4	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$
Cost at March 31, 2013	3,283,678	62,421	3,346,099
Current period additions	246,665	8,100	254,765
Cost at March 31, 2014	3,530,343	70,521	3,600,864

Accumulated amortization at March 31, 2013	2,735,487	50,692	2,786,179
Current period amortization	145,837	4,733	150,570
Accumulated amortization at March 31, 2014	2,881,324	55,425	2,936,749

Net book value at March 31, 2014	649,019	15,096	664,115

Included in equipment is $nil (2013 - $50,000) for projects in progress.

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2012	3,200,422	62,315	3,262,737
Current period additions	33,256	106	33,362
Current period disposals	-	-	-
Current period projects in progress	50,000	-	50,000

Cost at March 31, 2013	3,283,678	62,421	3,346,099

Accumulated amortization at March 31, 2012	2,590,562	45,687	2,636,249
Current period retirements	-	-	-
Current period amortization	144,925	5,005	149,930

Accumulated amortization at March 31, 2013	2,735,487	50,692	2,786,179

Net book value at March 31, 2013	548,191	11,729	559,920

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

5	Deferred development costs

On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The Company ceased deferring development costs related to CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50 months on a straight-line basis.

$
Cost at March 31, 2013	2,223,435
Current period additions	-
Cost at March 31, 2014	2,223,435

Amortization and impairment at March 31, 2013	400,218
Current period amortization	533,625
Amortization and impairment at March 31, 2014	933,843

Net book value at March 31, 2014	1,289,592

Cost at March 31, 2012	1,969,172
Current period additions	254,263
Cost at March 31, 2013	2,223,435

Amortization and impairment at March 31, 2012	-
Current period amortization	400,218
Amortization and impairment at March 31, 2013	400,218

Net book value at March 31, 2013	1,823,217

6	Shareholders’ equity

a)	Capital stock

Authorized
          Unlimited number of common shares without par value

On November 23, 2012, Burcon completed a public offering of 1,437,500 common shares at $4.00 per common share. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $4.00 per share at any time before May 24, 2014. The fair value of the Agents’ Warrants was estimated at $49,453 using the Black-Scholes pricing model and has been included in warrants. The Agents’ Warrants were outstanding as at March 31, 2014, and these warrants expired unexercised on May 23, 2014.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2014, 1,986,161 (2013 - 1,882,000) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.48 and $9.60 per common share. An additional 1,176,308 (2013 - 1,280,469) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

During the year ended March 31, 2013, the Company amended the stock option plan by providing the optionee an alternative method to exercise stock options. The optionee may elect to exercise using a cashless method, whereby the optionee receives the number of common shares the value of which is equal to the amount by which the fair market value of the common shares exceeds the option exercise price. For these purposes, the fair market value is determined by the weighted average trading price of the common shares during the five trading days preceding the date of exercise. During the year ended March 31, 2014, nil (2013 - 110,765) common shares were issued to certain optionees who elected to use this method of exercise.

		2014		2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of year	1,882,000	7.31	1,995,854	7.32
Granted	454,161	2.48	457,000	4.27
Exercised	-	-	(378,354)	3.30
Forfeited/expired	(350,000)	5.67	(192,500)	8.08
Outstanding - End of year	1,986,161	6.50	1,882,000	7.31

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2014:

	Options outstanding			Options exercisable

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
Range of	at March 31,	contractual	exercise	at March 31,	exercise
exercise prices	2014	life	price	2014	price
$		(years)	$		$

2.48 to 4.82	911,161	8.58	3.38	462,333	3.76
6.10 to 6.78	115,000	6.55	6.69	115,000	6.69
8.05 to 9.60	960,000	5.85	9.44	960,000	9.44

	1,986,161			1,537,333

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2014	2013

Dividend yield	0.0%	0.0%
Expected volatility	51.7%	56.2%
Risk-free interest rate	2.3%	1.5%
Expected forfeitures	10.7%	13.3%
Expected average option term (years)	8.1	7.2

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2014 was $1.44 (2013 - $2.26) per option.

Included in research and development expenses is $146,189 (2013 - $52,179) (note 8) of stock-based compensation and included in general and administrative expenses is $392,451 (2013 - $585,570) (note 7) of a combination of stock-based compensation and costs settled by way of stock options.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

7	General and administrative

	2014	2013
	$	$

Professional fees	1,926,656	1,352,810
Salaries and benefits (note 6)	1,284,988	1,598,099
Investor relations (note 6)	354,061	227,067
Office supplies and services (note 10)	164,095	147,352
Other	105,961	111,761
Travel and meals	82,782	84,423
Management fees (note 10)	32,365	33,730
Amortization of property and equipment	3,118	3,451

	3,954,026	3,558,693

8	Research and development

	2014	2013
	$	$

Salaries and benefits (note 6)	1,236,243	1,077,498
Amortization of deferred development costs	533,625	400,218
Laboratory operation	300,565	324,238
Amortization of property and equipment	147,452	139,913
Rent	85,497	78,933
Analyses and testing	69,891	57,425
Travel and meals	20,376	24,703

	2,393,649	2,102,928

9	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2014	2013
	$	$
Loss for the year, being loss attributable to common shareholders - basic and diluted	5,961,545	5,545,522

	Shares	Shares
Weighted average common shares - basic and diluted	31,624,693	30,621,447
Basic and diluted loss per share	(0.19)	(0.18)

For the years ended March 31, 2014 and 2013, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

10	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the year ended March 31, 2014 is $63,721 (2013 - $63,163) for office space rental, services, and equipment rental.

For the year ended March 31, 2014, included in general and administrative expenses (management fees) is $32,365 (2013 - $33,730) for services provided to the Company. At March 31, 2014, $1,423 (2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2014, included in interest and other income is $12,895 (2013 - $14,263) for management services provided by the Company. At March 31, 2014, $1,424 (2013 - $531), of this amount is included in amounts receivable. Included in deferred financing costs are fees of $2,550 (2013 - $nil) and included in share issue costs are fees of $nil (2013 - $5,100) for administrative services provided directly for financings, of which $1,035 is included in accounts payable and accrued liabilities as of March 31, 2014 (2013 - $nil).

11	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2014	2013
	$	$

Short-term benefits	367,743	364,822
Option-based awards	247,191	506,748

	614,934	871,570

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 6 to the financial statements.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

12	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2014	2013
	$	$

Recovery of income taxes based on the combined statutory income tax rate of 27.13% (2013 - 27.14%)	(1,617,000)	(1,505,000)
Deferred income tax assets not recognized	1,400,000	1,191,000
Non-capital losses expired	153,000	-
Adjustment to deferred income tax assets for changes in tax rates	(74,000)	-
Non-deductible items and tax adjustments	138,000	314,000

Recovery of income taxes	-	-

As at March 31, 2014, the Company has non-capital losses of approximately $32,915,000 (2013 - $28,827,000) available to reduce taxable income in future years. These losses expire as follows:

$

2015	1,784,000
2016	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,498,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,501,000

32,915,000

In addition, the Company has SR&ED expenditures of approximately $11,561,000 available to carry forward indefinitely.

ITCs of $4,533,000 may be used to offset deferred income taxes otherwise payable and expire between 2015 and 2034.

Included in interest and other income is $228,812 (2013 - $720) of refundable ITCs of which $115,655 is included in amounts receivable at March 31, 2014 (2013 - $nil).

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2014	2013
	$	$

Deferred income tax assets (liability)
SR&ED expenditures	3,058,000	2,818,000
Losses from operations carried forward	8,829,000	7,653,000
Deferred revenue	61,000	87,000
Deferred development costs	(309,000)	(437,000)
Financing costs	118,000	228,000
Property and equipment	55,000	63,000

Unrecognized deferred income tax assets	11,812,000	10,412,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

13	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2014, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.17% per annum (2013 - 1.19% per annum) and the weighted average interest rate earned on short-term investments was 1.45% (2013 - 1.51%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2014 is estimated to be a $14,000 increase or decrease in interest income per year.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 14). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2014 is $572,908, all of which is within the next 12 months.

14	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2014.

15	Commitments

The Company is committed to make payments under certain operating leases for office space and office equipment. Operating lease costs expensed during the year were $143,043 (2013 - $141,321). The future payments required under operating leases are as follows:

$

2015	64,038
2016	66,298
2017	28,324

158,660

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2014 and 2013

(Prepared in Canadian dollars)

16	Subsequent event

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for gross proceeds to Burcon of $5,245,978, with net proceeds of approximately $5.0 million. Burcon issued to each shareholder one right (the Rights) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.82 per common share.

Subject to certain conditions, three corporate shareholders (the Guarantors), including ITC Corporation Limited (ITC), had each agreed to provide a standby guarantee (the Standby Commitment) to purchase such common shares that were available to be purchased, but not otherwise subscribed for that would have resulted in a minimum of 930,138 common shares issued under the rights offering. As the rights offering was over- subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (Standby Warrants) entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that will be exercisable up to April 2, 2016. In accordance with the policies of the TSX, the exercise of the Standby Warrants by the Guarantors, is subject to shareholder approval, which will be sought at Burcon's next annual general meeting (the AGM). If the Company fails to obtain the requisite shareholder approval for the Guarantors, the Company will pay to the Guarantors a cash fee in the aggregate of $52,460 as compensation for the Standby Commitment. If the Company fails to obtain the additional requisite shareholder approval for ITC as an insider of the company, it will pay to ITC a cash fee equal to $26,828 as compensation for the Standby Commitment. Had the exercise of these warrants been approved by the shareholders as at April 2, 2014, the fair value of these warrants would have been an estimated $416,270 using the Black-Scholes option pricing model.

Financing costs incurred up to March 31, 2014 have been recorded as deferred financing costs.

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